[redacted]

13012475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
405

SEC FILE NUMBER
8-65875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLYMPIA ASSET MANAGEMENT, LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE, 17th FLOOR
(No. and Street)

NEW YORK, (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL O. BUNSIS (516) 745-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3/4/13

OATH OR AFFIRMATION

I, MICHAEL P. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLYMPIA ASSET MANAGEMENT, LTD., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL O. BUNSIS
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
LIC. #02BU4946506
COMM. EXP. MARCH 17, 2015

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLYMPIA ASSET MANAGEMENT, LTD.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2012

OLYMPIA ASSET MANAGEMENT, LTD.

CONTENTS

DECEMBER 31, 2012

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

OLYMPIA ASSET MANAGEMENT, Ltd.

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Olympia Asset Management, Ltd.. (the "Company") as of December 31, 2012 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olympia Asset Management, Ltd., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in my audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

February 24, 2013

Arnold G. Greene

OLYMPIA ASSET MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS:		
Cash		$ 188,651
Receivables from brokers and dealers:		
Clearance account	$ 393,429	
Good faith deposit account	50,174	443,603
Furniture, Fixtures and Equipment (net of Accumulated depreciation of $104,483)		9,293
Other assets:		
Deposits		129,839
Total assets		**$ 771,386**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued compensation		$ 202,463
Accrued expenses payable		$ 343,599
Total current liabilities		**546,062**
STOCKHOLDERS EQUITY:		
Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 10,000	
Additional paid-in capital	290,000	
Retained earnings (deficit)	(74,676)	
Total stockholder's equity		**225,324**
Total liabilities and stockholder's equity		**$ 771,386**

See notes to financial statements.

OLYMPIA ASSET MANAGEMENT, LTD.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Commissions		$ 3,778,236
Other income		394,534
Trading account		(16,670)
Total revenue		**4,156,100**
Expenses:		
Salaries of voting stockholders	$ 199,163	
Other employee compensation	1,534,194	
Commissions paid to other broker-dealers	156,417	
Regulatory fees	134,365	
Depreciation	12,103	
Insurance expense	26,359	
Auto	20,533	
Rent	504,500	
Telephone	143,280	
Office expense	125,065	
Quote expense	95,033	
Professional fees	319,981	
Payroll tax expense	127,837	
Taxes	13,006	
Postage	51,751	
Selling expenses	112,900	
Contributions	59,675	
Other expenses	488,298	
Total expenses		**4,124,460**
Net Income		**$ 31,640**

See notes to financial statements.

OLYMPIA ASSET MANAGEMENT, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 31,640
Adjustments to reconcile net loss to net cash Provided by operating activiites:		
Depreciation	$ 12,103	
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Increase in receivable from brokers and dealers	(171,778)	
Increase in accrued expenses	74,315	
Increase in accrued compensation	139,739	
Distributions	(15,903)	
Total adjustments from operating activities		38,476
Net increase in cash and cash equivalents		70,116
CASH AND CASH EQUIVALENTS – January 1, 2012		118,535
CASH AND CASH EQUIVALENTS - December 31, 2012		**$ 188,651**

The accompanying notes are an integral part of these financial statements.

OLYMPIA ASSET MANAGEMENT, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Stockholders Equity, January 1, 2012	$ 209,587
Add: Net Income	31,640
Less: Distributions	(15,903)
Stockholders' Equity, December 31, 2012	**$ 225,324**

See notes to financial statements.

OLYMPIA ASSET MAN AGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. DESCRIPTION OF BUSINESS

Olympia Asset Management, Ltd. (the "Company") is a registered securities broker-dealer located in New York, New York. The company became a member of the National Association of Securities Dealers ("NASD") on September 9, 2003, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company was incorporated under the laws of the State of New York on December 4, 2002 and changed its name from Murphy Financial Group, Inc. on March 24, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis and MACRS method of depreciation.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The stockholder of the Company has elected to be taxed as an "S" corporation for federal and New York State tax purposes. Under "S" status, the Company is not subject to federal and NYS corporate income taxes on its taxable income. Instead, the stockholder is individually liable for income taxes on corporate taxable income. Accordingly, the accompanying financial statements only provide for corporation income taxes imposed by New York City.

3. DUE FROM CLEARING FIRM

The Company has a clearing agreement with Apex Clearing, Inc. The clearing broker has custody of the Company securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers, which are carried, on the books and records of the clearing broker.

OLYMPIA ASSET MANAGEMENT, LTD.

CONTINUED NOTES TO FINANCIAL STATEMENTS

At December 31, 2012, the amount due from the Company's clearing firm consisted of net commission's receivable of $393,429 and a clearing deposit of $50,174.

4. **LEASE COMMITMENT**

The Company leases an office facility under a lease expiring in 2014. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year ending December 31, 2013	$ 481,020

The rent expense was $504,500 for the year 2012.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

The Company places its cash in commercial checking accounts; bank balances may from time to time exceed federally insured limits.

6. **RELATED PARTY TRANSACTIONS**

The stockholder received capital distributions from the Company in the amount of $15,903 during the year.

7. **EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) plan the (the"Plan") for the benefit of substantially all full-time employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations.

8. **THE FOLLOWING SUPPLEMENTARY INFORMATION IS SUBMITTED:**

Exemption from Rule 15c3-3 is claimed under (k) (2) (ii):
All customer transactions are cleared through another broker-dealer, Apex Clearing, Inc. on a fully disclosed basis.

OLYMPIA ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS CONTINUED-

NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregated indebtedness, as defined, or $5,000, whichever is greater.

Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $86,192, which exceeded the required minimum net capital of $36,404 by $49,788. The company's ratio of aggregate indebtedness to net capital was 6.33 to 1.

9. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, the Company may have cash at banks in excess of federally Insured limits and is exposed to the credit risk resulting from this concentration of cash.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2012

Stockholders' equity		$ 225,324
Less: non-allowable assets		(139,132)
Net capital before haircuts		86,192
Less: Haircuts on securities		-0-
Net capital		**86,192**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $546,062)	**$ 36,404**	36,404
Excess net capital		**$ 49,788**
Excess net capital at 1000%		**$ 31,586**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 546,062**
Percentage of aggregate indebtedness to net capital	**633.54%**

See notes to financial statements.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2012

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 86,192
Audit adjustment	-0-
Net capital per audited report, December 31, 2012	**$ 86,192**

No material differences existed between the unaudited and audited net capital computation.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

OLYMPIA ASSET MANAGEMENT, LTD.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

OLYMPIA ASSET MANAGEMENT, LTD.

In planning and performing my audit of the financial statements and supplementary schedules of Olympia Asset Management, LTD. (the "Company") for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management and required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

In addition, my review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(I) as of December 31, 2012, and no facts came to my attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2013

Arnold G. Greene

OLYMPIA ASSET MANAGEMENT, LTD.

SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2012

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Shareholder of:
Olympia Asset Management, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC*") for the year ended December 31, 2012, which were agreed to by Olympia Asset Management, Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7).* The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the audited *Form X-17A-5* (Focus Report) for the year ended December 31, 2012, , with the amounts reported in *Form SIPC-7 for the year ended December 31,2012 noting no differences;*
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7* on which it was originally computed noting no differences. and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2013

Arnold G. Greene

Olympia Asset Management, Ltd.
Schedule of Assessment and Payments
For the year ended December 31, 2012

Total Revenues			**$ 4,156,100**
SIPC Net operating Revenue			**4,156,100**
SIPC General Assessment at .0025			**$ 10,390**
Less:	Payments	July 30, 2012	(5,399)
Assessment Balance Due (Paid February 6, 2013)			**$ 4,991**